[Letterhead of Sutherland Asbill & Brennan LLP]

July 6, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2, filed on March 21, 2011
File No. 333-172968

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 20, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-172968), filed with the Commission on March 21, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the Company’s responses are set forth in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

1.

Please revise the section of the Prospectus entitled “Description of Our Purchase Contracts” to provide greater detail regarding the possible terms and conditions of such purchase contracts, including a table describing the possible dilutive effect of such purchase contracts to the extent they are exercisable at prices below net asset value per share. In addition, please provide us on a supplemental basis with sample disclosure the Company would propose to include in any prospectus supplement pertaining to the issuance of purchase contracts. If necessary, please

Vincent J. Di Stefano, Esq.

July 6, 2011

provide sample disclosure reflecting the varying types of purchase contracts the Company may potentially issue. The disclosure set forth in the Prospectus, together with such sample disclosure, should reflect, among other things, the actual expected terms of such purchase contracts, any formulas that may be implemented to determine exercise prices, events that may trigger accelerated performance, and a discussion of the settlement process.

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

2.	We note the Company’s response to prior comment no. 11. Please provide us with a more detailed discussion of the pre-funding process for purchase contracts.

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

3.	We note the Company’s response to prior comment no. 13. Please clarify whether all purchase contracts that may be issued under the Registration Statement would be covered by the exception for the issuance of convertible securities set forth in Section 61(a)(3) under the Investment Company Act of 1940, as amended. In addition, please advise us whether purchase contracts will be made available only to existing stockholders of the Company, or if they will be offered and sold to third-party investors.

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

4.	We note the Company’s response to prior comment no. 14. Please revise the “Risk Factors” section of the Prospectus to include the disclosure regarding purchase contracts provided to the Staff on a supplemental basis in response to prior comment no. 14

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

5.	We note the Company’s response to prior comment no. 16. Please provide us with a more detailed analysis regarding the appropriateness of potentially

Vincent J. Di Stefano, Esq.

July 6, 2011

exercising or redeeming outstanding purchase contracts on other than a pro rata basis.

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

6.	Please confirm that the Company will file a post-effective amendment to the Registration Statement prior to any issuance of purchase contracts thereunder.

The Company has revised the Registration Statement and the Prospectus to remove any references to purchase contracts therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell purchase contracts pursuant to the Registration Statement.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP